July 18, 2013

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”)

File Nos.: 333-92380 / 811-21149

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of June 25, 2013, regarding the post-effective amendment filed pursuant to Rule 485(a) on May 22, 2013, to add 11 new series called the T. Rowe Price Target Retirement Funds (the “Funds”) and their Advisor Class shares to the above referenced Registrant. Your comments and our responses are set forth below.

Comment:

Each Fund’s principal investment strategies state that the fund is managed based on the specific retirement year (target date) included in its name and assumes a retirement age of 65. Consider adding the year referenced in each Fund’s name to the parenthetical.

Response:

The year referenced in each Fund’s name will be added to the parenthetical.

Comment:

The disclosure under the glide path states that approximately 30 years after the Fund’s target date, its allocation to stocks will remain fixed at approximately 20% of its assets and the remainder will be invested in fixed income securities. Consider changing the term “fixed income securities” to “bonds” to better conform to the broad asset class referenced in the glide path.

Response:

The term “fixed income securities” will be replaced with “bonds” in this disclosure.

Comment:

The disclosure should specify whether the Funds have any maturity constraints on their bond investments.

Response:

The following disclosure will be added:

There are no maturity restrictions within the fund’s overall allocation to bonds, although the bond funds in which the fund invests may impose specific limits on maturity or credit quality.

Comment:

Disclosure relating to the risks associated with junk bond investments should be added to the Funds’ principal risks.

Response:

The Fund’s description of credit risk will be revised as follows:

This is the risk that an issuer of a debt security held by an underlying bond fund could suffer an adverse change in financial condition that results in a payment default, security downgrade, or inability to meet a financial obligation, thereby negatively affecting the fund’s price or yield. The fund’s exposure to credit risk is increased to the extent it invests in bond funds that hold securities rated as below investment-grade, also known as junk bonds. Junk bonds carry a higher risk of default and should be considered speculative.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Retirement Funds, Inc.